Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

April 26, 2011

10:00 am ET

Operator:	Good day, everyone, and welcome to the First Quarter 2011 Kindred Healthcare Incorporated conference call.

Today’s call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to Mr. Pat Watson. Mr. Watson, please go ahead.

Pat Watson:	Thank you and you good morning. Welcome to the Kindred Healthcare first quarter conference call.

This is Pat Watson from Corporate Communications. Before the company’s presentation I would like to read a cautionary statement.

This conference call includes forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involves a number of risks and uncertainties. Such forward-looking statements are based on management’s current expectations and including known and unknown risks, uncertainties, and other

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

factors, many of which the company and its management are unable to predict or control that may cause the company’s actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements.

The company cautions participants that any forward-looking information is not a guarantee of future performance, and that actual results could differ materially from those contained in the forward-looking information. The company directs you to cautionary—to a cautionary statement contained in the press release issued by the company. Additional information regarding forward-looking statements is included on the company’s Web site.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the pending transaction with RehabCare Group, the company has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred.

Kindred and RehabCare will mail the definitive proxy statement prospectus to their respective stockholders. You should review those materials carefully as they will include important information regarding the acquisition, including information about Kindred and RehabCare, their respective directors, executive officers, and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the pending acquisition.

It is now my pleasure to introduce the participants in today’s call, Paul Diaz, President and Chief Executive Officer; Rich Lechleiter, Executive Vice President and Chief Financial Officer, and Ben Breier, Chief Operating Officer. Mr. Diaz will begin the call.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Paul Diaz:	Thanks, Pat, and good morning everyone. Last night we announced strong first quarter operating results with diluted earnings per share reported at 55 cents. We also noted in the release that these results included charges of 10 cents per share, primarily related to the pending RehabCare acquisition.

Each of our three operating divisions reported continued improvements in their quality and clinical outcome measures that helped to drive solid volume and revenue growth. The operating results of recently acquired businesses were also in line with our expectations and contributed to our earnings growth as well.

Our top line growth was complimented by improved operating efficiencies across the organization, resulting in significant earnings per share growth compared to the first quarter of last year. In addition to our strong earnings growth in the quarter, we reported a significant increase in operating cash flows.

Before commenting further on our results and our opportunities going forward, I’d like Rich to recap the financial results. Rich?

Rich Lechleiter:	Thanks, Paul. Good morning everybody. Our consolidated revenues for the quarter rose 9% to $1.2 billion, while our consolidated operating income, or EBITDAR, rose 15% to $167 million compared to $146 million in the first quarter last year. For the first quarter, we reported diluted earnings per share of $0.55 compared to last year’s reported earnings per share of $0.38. Our reported first quarter 2011 results included deal-related costs of $0.10 per diluted share, while last year’s first quarter results included $0.06 of certain charges.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

A reconciliation of our EBITDAR to our consolidated operating results is included in our first quarter earnings release which is available on our website, www.kindredhealthcare.com.

In our hospital division, first quarter revenues rose 10% to $559 million as a result of our southern California hospital acquisition and 3% growth in same-store admissions. Hospital EBITDAR rose 14% to $108 million as margins rose to 19.4% from 18.8% a year ago. Average wage rate growth for the quarter was 2% compared to the first quarter last year.

In our nursing and rehab center business, revenues rose 5% to $567 million primarily as a result of 8% growth in admissions. EBITDAR for the division rose 24% to $87 million as margins improved to 15.4% from 13.1% a year ago. Average wage rate growth for the quarter was 4% compared to the first quarter last year.

Peoplefirst reported revenue growth of 21% to $145 million, while EBITDAR for the quarter came in at $15 million, flat with a year ago. This division continues to sell new contracts and transition them successfully through the start-up phase.

Professional liability costs for the quarter came in as expected. Total program costs were $18 million in the first quarter of 2011 and $17 million in the first quarter last year.

In terms of the balance sheet and overall liquidity of the Company, our financial position remained strong at March 31, 2011. First quarter 2011 operating cash flows totaled $46 million, an increase of $60 million from last year’s first quarter, as our consolidated accounts receivable days outstanding declined to 49.8 from 54.4 at March 31, 2010. We also repaid $15 million of our bank borrowings in the first quarter of this year.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

With respect to the pending RehabCare acquisition, Kindred’s amended registration statement on Form S-4 became effective on Friday, April 22, and includes the Company’s updated expectations of financing arrangements and costs that are generally favorable compared to our expectations at the time of the announcement of the proposed transaction. We have obtained lender commitments on our $1.35 billion senior secured financing, and we are continuing to work on our $550 million senior unsecured financing.

That’s my remarks for the quarter. Paul…

Paul Diaz:	Thanks, Rich. Let me make a few comments before we take questions.

First, we are pleased with our first quarter operating results across all three of our operating divisions. Our first quarter results particularly impressive in light of all the work done to complete the transaction with RehabCare, and reflect the team’s continued focus on our core clinical, operational, and financial results.

On the regulatory front, CMS recently issued its Annual Proposed Rule related to LTAC Hospitals in which CMS has suggested that Medicare rates will increase 1.9% beginning October 1st of this year. Without getting too technical and taking into account all the proposed changes, we think that our rates will likely increase approximately .5%. While we continue to analyze the Proposed Rule, this lower rate is consistent with the range that we use when we were evaluating the RehabCare acquisition.

As we look forward to the completion of the RehabCare acquisition, the level of support and excitement about this strategic opportunity among employees, customers, hospitals, and our physician partners is growing, and we are making significant progress on our integration and team building plans. We

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

are also making progress and remain confident in our plans to deliver annual cost synergies of $25 million in the first year after the closing, and $40 million within the period of two years after the closing.

We also remain excited about the opportunities we have working with our RehabCare team to continue to execute on our cluster market development plans, including expansion of our service lines into the IRF setting and home health and hospice services.

Finally, even within the context of all the activities surrounding the transaction, we remain focused on delivering on our promise to provide superior clinical outcomes for our patients, reduce costs for the healthcare system, and perform in our core business segments for our shareholders.

That concludes our formal remarks and at this time Rich and I and Ben are happy to take your questions.

Operator:	Thank you. If you would like to ask a question, please do so by pressing the star key followed by the digit 1 on your touch-tone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, please press star 1 on your touch-tone telephone to ask a question.

And we’ll take the first question from A.J. Rice with Susquehanna.

A.J. Rice:

Hello, everybody. Thanks for the—taking the question. Maybe just a point of clarification on the adjustments you’re making on the LTAC reimbursement policy to get to the .5% increase. Can you just maybe give us a little flavor for that? And then, as you look out for the rest of the year, things like, I guess we have a skilled nursing proposed rule coming, we’ve got Medicaid state

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

updates. Maybe give us your current thinking on those reimbursement outlook and trends.

Paul Diaz:	Sure. You know, and the reason I wanted to mention that is that we want to make sure that we continue to give, you know, you all and our shareholders as much visibility as we see. Again, the LTAC rules—the proposed rules, there are a lot of moving parts in the rule. How the 1.9 applies to different stay types varies on your—on, you know, your normal stay, short stay, high cost outlier; there are adjustments in those pieces as well.

So, the .5% is sort of our best estimate, and again I was just concerned around the headline around the proposed 1.9, which you know it is not the math for us as we see it now.

A.J. Rice:	Okay.

Paul Diaz:	With respect to the skilled nursing and rehab side and the inpatient rehab facility side, I think on the inpatient rehab facility side the proposed rule is a little bit more straightforward, again proposed.

On our contract rehab side, as Rich mentioned, we’ve continued to grow external business, we’ve continued to manage through the regulatory changes there, and CMS discussed in the proposed rule last year group therapy and they were going to be looking at group therapy and potentially applying the same rules to concurrent that are applying to group.

We’ve been very judicious, always, and very clinically focused on which modalities we deliver. So, we deliver care based on what’s most clinically appropriate. But clearly, our therapists moved away from concurrent therapy, we have not seen a significant amount of growth in group therapy, so if that

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

becomes part of the proposed rule or a final rule we think that we are prepared to sort of manage through that regulatory change.

And with respect to RUGs IV and some of the other policies, yes, we’ll have to wait to see what CMS’s preliminary view is, as well as Congress as the year unfolds.

A.J. Rice:	Okay. All right. And maybe just on your use of cash flow real quick, one last question. Can you just sort of talk about some of the priorities? I know you’re still making smaller acquisitions as you wait for the RehabCare deal to close, does that—does any of that change once the RehabCare deal closes? And then, how does you—how does debt paydown factor into your thinking about cash flow?

Paul Diaz:	Well, I think, you know, we are committed to making sure, as we always have, to take a conservative view around our leverage and we do think more so than ever we have opportunities to create shareholder value by de-levering. But we’re also equally committed to being opportunistic about fulfilling and executing on our cluster market development plan and that includes home health and now adding in-patient rehab facilities in our cluster markets as well and LTAC and subacute transitional care opportunities that we might see in our cluster markets.

I think it’s fair to say though that we’re likely to see ongoing bolt-on acquisitions of the types we’ve done over the last five years even as we look to de-lever and we certainly hope to de-lever on the numerator and the denominator side depending on how things play out. But, you know, we remain conservative in our view as we—as I think we all should be about it’s a very tough operating environment and certainly a difficult environment from a reimbursement standpoint and we need to stay measured and maintain a level

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

of humility around that. And we’ll continue to do that as we have in prior years.

A.J. Rice:	Okay. Thanks a lot.

Paul Diaz:	Thank you.

Operator:	And we’ll take the next question from Brian Sekino with Barclays Capital.

Brian Sekino:	Hi. Good morning, guys.

Man:	Morning.

Brian Sekino:	Congratulations on the nice quarter.

Man:	Thank you.

Man:	Thanks.

Brian Sekino:	Just a question here. I know when you guys first gave your previous guidance in December, you had mentioned, you know, you were a little bit cautious on volume growth on the LTAC side and you had 3% this past quarter. I was wondering if that was kind of in line with your expectations and maybe if you had any thoughts on organic growth for the remainder of ’11 on the LTAC?

Paul Diaz:	Yes, until we get to June or July. You know, I think we are certainly encouraged by what appears to be more normalizing trends in—around volume. But I think that we and our partners at RehabCare have all experienced what is often a tough Q3 in terms of volume.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

So I think it’s a little early to sort of put 3% of the stake in the ground, but we’re clearly encouraged by the strength of our volume growth—you know, 3% in our hospital business and 8% in our nursing centers. It’s also important to note that length of stay has continued to drop, you know, fulfilling our value proposition to patients to getting them home faster and our value proposition to payers to reducing cost by reducing length of stay. And so I think that has to be thought about even as we think about the strong admissions growth in both businesses in the first quarter.

Brian Sekino:	Great, and just to follow up to that comment, Paul, on the length of stay set. I know you guys have talked about that continuing to take down. As we think about this over the longer term, is that something that we can continue to expect, is that the length of stay for both SNFs and LTACs will continue to kind of slide down?

Paul Diaz:	Well, I think—you know, depending on the acuity of patients, I think you’ll see that rate of drop slow down. But advances in medical technology, you know, improvement in our clinical practice patterns and standardizing best practices around the different patients we care for, again, that’s our clinical goal to reduce rehospitalizations even as we’re reducing length of stay and improving clinical outcomes and function.

Again, I think that’s ultimately how we all save dollars in the healthcare system and the value proposition that I think commercial payers particularly understand around our different post-acute service line. So I think it’s—I think it is hard to predict where that will fall out, because acuity can drive that certainly the other way.

But I—again, it’s a stated goal. I think that’s how we—that’s what patients want. That’s what payers want. I think that’s what policy makers want. And I

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

think that’s how we continue to add value for everyone—including shareholders as you saw in this quarter.

Brian Sekino:	Okay. Thanks a lot, guys.

Man:	Thank you, Brian.

Operator:	And we’ll take the next question from Adam Feinstein with Barclays Capital.

Adam Feinstein:	All right. Thank you. Paul, first, how is the eye?

Paul Diaz:	The eye’s good. It’s doing real well.

Adam Feinstein:	All right, good, good. Glad to hear that. So…

Paul Diaz:	Got to watch out for those curve balls. Ben was the catcher, so the fact that they had me behind the plate trying to catch a fast ball was a big mistake.

Adam Feinstein:	Well, good, good. I’m glad to hear it healed. So just wanted to talk more about the RehabCare Group deal. I mean, obviously the quarter looked good here in, you know, talking about the bit longer-term opportunity and the growth for the Company. You know, you just reiterated the same synergy targets you laid out before. But just, you know, as you’ve had more time to look at RehabCare Group and have had more time to, you know, better understand all of the moving parts, you know, just help us better understand just the components of the synergies and, you know, where—you know, as you guys think about it, you know, what’s the greatest opportunity longer term in terms of just the integration process?

Paul Diaz:	Well, thanks, Adam. Well, first of all, I mean, I think going into this, the team in both organizations have stayed very committed to focusing on our core

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

operations. The biggest concern I had from announcement to today is we’ve got to stay focused on our core operations—clinically, customer service, watching our cost, continuing to focus on our sales and marketing— you know, all those—the blocking and tackling stuff we have to do.

But Ben and Rick Chapman and Jay on the RehabCare side continue to lead a great project management office where a lot of work is going on. And so as I said we feel really good about the ability to get to sort of day 1 readiness on a lot of our back office conversions to achieve our synergy targets.

Beyond that, as I mentioned in the prepared remarks, you know, this transaction in also about the growth over the intermediate- to long-term—growth in organic admissions across our service lines, expansion of our cluster market capabilities, and adding to our service capabilities the in-patient rehab facility business, and the significant benefits of bringing our two, you know, highly successful contract rehab businesses together.

So, you know, whether it’s Brock Hardaway adding to our DNA on the hospital side and Ben can talk a little bit more about that, or Pat Henry, you know, teaming up with Chris Bird on our contract rehab side, both of those businesses, you know, going into this quarter are growing externally and managing productivity at a very high level, or now teaming up with Mary Pat to add in-patient rehab facilities to our core services. Those are all I think on the revenue side intermediate- to longer-term growth opportunities for us.

So we’re excited about it. We continue to be excited about the transaction from a number of different perspectives. And lastly, the capital structure as I’ve described, the industrial logic, the ability to improve our growth characteristics on the revenue line, our margin, all the way down to net income and the flow through of free cash flow that I think can—going back to A.J.’s question, can support further cluster market growth and de-levering

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

because of the significant operating cash flows the combined Company can hopefully throw off.

Adam Feinstein:	Okay. And just another question—just moving to the nursing home side, I guess just—you know, obviously, revenue-per-day growth has been very strong, you know, patient-day growth, you know, has been weak for a while now. You know, as you guys think about that, you know, I guess when do you see that bottoming out? And, you know, as you’ve had more time to better understand the trends there, just—you know, the—just updated thoughts in terms of just patient-day growth opportunities for the nursing home segment.

Paul Diaz:	Well, again, I think the value proposition and the depth and breadth of the types of patients that we are caring for in our transitional care centers is broadening, not shrinking. And with that comes more medically complex patients, more patients with different types of rehab services—cardiopulmonary rehab patients—which sometimes for our commercial payers may only have a 15-day length of stay.

So—but every day we can convert a Medicaid day to a commercial or Medicare day, albeit on a lower length of stay, is a value creating proposition for our shareholders. And so I do think that you’re seeing that flow through even as length of stay is dropping and ADC isn’t growing. But the queue mix is improving and that’s—that is the strategic direction we’re trying to take this in.

And again, look at the continued growth in admissions—8% including commercial admissions even stronger in that business. So I think there’s a unique value proposition. And as we add more hospital-based subacute units too, I think you’ll see, you know, that sub-business segment that Lane is running continue to get some more legs as well.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Adam Feinstein:	Okay. And just my final question here is, we’ve seen a trend in the nursing home space recently with the operator selling the real estate and being able to recognize some very good value from doing that. You know, obviously, you guys lease a lot of your properties, but you do own some. And at the analyst day last year, you went through some of the analysis there. So, you know, as you guys think about, you know, what to do with your real estate, is that something you’re contemplating or is that just something with everything else going on now that you do want to hold whatever real estate that you do own?

Paul Diaz:	I think in the short term, the intermediate term, and the long term, we made a good strategic decision. Our board made a good strategic decision because if it was not for the, you know, approaching billion dollars’ worth of real estate that we have on the balance sheet, we wouldn’t be getting the financing, particularly the term financing that we’re getting, that is allowing us to do the RehabCare deal. If we had or, you know, contemplated a transaction like that, you know, we may not be able to do the RehabCare deal at the leverage levels and at the sort of attractive financing that we are seeing here.

So I think certainly for other companies and other boards, it’s something that has to be considered. But for us, you know, we think continuing to add—and not that we wouldn’t be open to real estate financing under appropriate circumstances with our partners at Ventas or elsewhere, but generally, we’d rather own than lease and control our destiny with respect to that. And we think it lends to our even longer term ability to continue to finance the growth of the company.

Adam Feinstein:	All right. Thank you very much, Paul.

Paul Diaz:	Thank you.

Operator:	And we’ll take the next question from Kevin Fischbeck with Bank of America.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Kevin Fischbeck:	Okay, great, thanks. Paul, I just want to clarify a couple of the points you made about the reimbursement. On the LTAC side, the 0.5% rate update. Was that specifically Kindred or…

Paul Diaz:	Yes.

Kevin Fischbeck:	…did you do the same analysis on RehabCare?

Paul Diaz:	Well, I mean, again, I think the headline is less than the 1.9 for everybody, because for example, that 1.9—and again, I’m trying to simplify this to keep it simple—apply to essentially to normal days. So you’ve got 30% of the days that are not impacted by that.

So you know again, I don’t think it’s as clear as it should be in terms of the headline around the proposed rule. But the .5 is a Kindred number. And again, we felt it important to make sure that the 1.9 headline of proposed rule did not confuse anybody. We didn’t want to come back later and say, “Well. You know, you sort of said it was 1.9 implicitly.”

So it’s a proposed rule. There are a lot of moving parts in it, and we’re still in the comment period, so I really—I’m not sure if it’s constructive to get into any more details around it right now.

Kevin Fischbeck:	Okay. And then as far as the group therapy and the potential that CMS might make adjustments to the group therapy classification—and you mentioned your ability—your comfort at managing through that. Do you see the same ability in RehabCare? Or, have they adjusted—have they increased group therapy over the last six months?

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Paul Diaz:	I can’t comment on their performance and their numbers. You know, and that’s really for John, and Pat, and—but I think there’s been—I think it’s fair to say that both organizations went into this with a great deal of focus on this. And these are certainly issues that we thought about in due diligence. So, I don’t think beyond commenting on that—I don’t think commenting anymore on that is helpful at this point, or…

Kevin Fischbeck:	Okay. Thanks.

And then you know, the industry is certainly lobbying for some clarity on the LTAC reimbursement longer-term. And you know, it sounds like the industry is trying to get some patient assessment criteria implemented eventually. I mean, have you thought about what—you know, the proposal that the industry’s been banting about, what that might mean to the company overall from an admissions perspective if you were to—successful in implementing patient assessment criteria?

Paul Diaz:	Well look, we have for a—you know, for a very long time, along with MedPac and lots of other policy makers in Washington, advocated for patient and facility criteria that you know enables the industry as well as the healthcare delivery system to better understand and give better visibility to the role of LTACs you know, within the delivery system.

So we are very pleased with the progress that we have made working with you know, our partners at Select and Life Care and RehabCare as well as the American Hospital Association and the Federation of American Hospitals to advance our thinking in the absence, quite frankly, of progress on the CMS side around criteria.

So, we do hope to advance a legislative solution to criteria later this year, and I think it will by definition narrow, you know, what an LTAC patient is more

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

tightly, in terms of facility and patient criteria, and could have the impact for lower acuity providers to lower admissions.

You know, we have a fairly high degree of confidence running a very high acuity model going into that policy change, and I think the visibility and the impact for Kindred shares around multiple expansion potentially, and the ability to continue to grow in appropriate high need LTAC markets, I think far outweighs you know whatever negative impact there may be on some admissions growth.

I mean, it’s not even a close call from my perspective.

Kevin Fischbeck:	Okay. That’s helpful.

And then just kind of going back to the cost item, and you addressed this a little bit as far as length of stay goes, but the cost management has been pretty impressive the last several quarters. You know, will you think about—as you continue to evaluate your cost structure, you know where is the real kind of opportunity from here in your view? Is there anything that you can point out as kind of the next major focus for you?

Ben Breier:	Kevin, this is Ben. I mean, you know we’ve done a pretty good job I think in all three of our businesses on really maintaining our focus on costs and managing our SG&A as well. If you look at our wage rates and you look at the levels of productivity, we continue to drive out of our employee base.

I mean, you know the work that Lane, and Jeff, and Chris are doing in their three divisions has really been—I think as you stated—pretty impressive. You know, we’ll see in the context of you know, what happens in the bigger macro picture from the unemployment perspective. As probably unemployment looses over the course of this year and into next, it probably

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

becomes you know, a little bit more difficult of an operating environment for us in terms of wage rates and making sure that we’re doing the right things to be competitive in all of our local markets.

But you know, it’s going to continue to be a constant vigilance with our operators to maintain productivity and efficiency in the context of you know, what ultimately could be reimbursement headwinds, at least in some of our businesses at least in terms of a constrained environment.

So look. I think that we’ve talked about our balanced scorecard before in the past. It has really become something that I think is culturally ingrained in this organization. We have the ability, as we’ve stated previously, to look at every site of service every single month at every single level, which really gives us good visibility on what’s happening from an expense control perspective. And we’ll just stay vigilant on that, and I expect us to be able to maintain our focus here in the foreseeable future.

Kevin Fischbeck:	And then maybe just one last question I’ve got a follow up on that. I mean, it seems like obviously you guys are running—I think it—it sounds to me just like a little bit tighter ship around cost perspective than RehabCare. Is there anything that you look at there that kind of says that fundamentally their business is different. We can’t apply the same you know opportunities there? Or I mean, how do you think about you know, being able to apply the kind of Kindred model onto the Rehab Triumph assets?

Ben Breier:	Well look. I think without getting too specific, you know my opinion a couple of months into looking at the transaction is very much in line with some of the stated thoughts that Paul had; that there really are a lot of sort of symbiotic things that lined up between our two organizations. You know our infrastructure, their entrepreneuriality, some of the ways that they were managing—case managing and some of the ways that we’ve been efficient.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

And I just think that in the context of cluster market opportunities and of opportunities for us to learn from each other, you know we’ve got a lot of opportunity ahead of us in the future.

Kevin Fischbeck:	Okay. Great. Thanks.

Paul Diaz:	Thanks, Kevin.

Operator:	And we’ll take the next question from Frank Morgan with RBC Capital Markets.

Frank Morgan:	Good morning. A couple of questions here, kind of random and all over the place, but first just start out with—on the contract therapy side, given the success you’ve had in adopting to the new rules, is there any opportunities you see in the near-term to adjust rates perhaps for your contracted therapy—your third party clients both within Kindred and in—hopefully within RehabCare?

Ben Breier:	Frank, this is Ben again. Look, I think Chris has done a really good job with his team over the last couple of quarters in the context of RUGs IV and where the changes in our environment were coming. Of really talking with our third party client base about you know, what the costs of services really are and what the opportunities for a really good rehab provider to be able to help provide terrific qualitative rehab services in the gyms of those that we do business at.

And I think that he’s had some pretty good success, he and his team, in terms of going back and talking about our value proposition and I think those conversations continue.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Frank Morgan:	Is that something that you think you—might be reflected before the end of the year? Or is that something that’s maybe—and kind of we would expect to see show up in next year numbers as opposed to this year?

Paul Diaz:	Frank, I think you’re seeing—you’ve been seeing that. I mean, I think that we really began a process last summer of educating our customers, and into the fall about the challenges and opportunities that they had and how to make sure we had good alignment of interest.

You’ll recall from our conversations last year on this call that productivity, pricing, you know margin and profitability per contract was part of going into ’11, and continues to be you know part of the discussions today.

So it’s a constant activity of making sure that we’re delivering on the promise to our customers in a way that they feel that that it’s compelling, visa-a-vie our competitors. And again, I think Chris and the team have had great success in demonstrating you know, that value proposition to our customers, and it’s allowing us to get you know, price increases that are covering the wage rate increases to therapists you know. And it’s—and so, it’s enabling us to keep moving forward.

But the real driver is the productivity gain, the revenue increases, them signing new contracts, spreading that SG&A over a bigger customer base. All of those things are why we’re seeing that business kind of return to profitability.

Frank Morgan:	Okay. Next one on the subject of LTACs. You mentioned the—you know, the haircut getting down to the net number for you and for most operators. Could you remind us where you stand on short, normal, and long stay outliers within the Kindred portfolio? And maybe how that compares to what you’re seeing on the RehabCare LTAC portfolio?

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Paul Diaz:	Frank, the .5 is consistent with what we’ve always assumed. So as we said in the release, that’s consistent with what we had assumed in the pro formas for us and RehabCare.

With respect to the latter part of the question, you know the case management is all patient-centered, and we’ve never really gotten into the distribution of cases in the past. And you know, I’m not sure if that kind of takes us anywhere particularly, so we’ll—we won’t be talking about that today.

Frank Morgan:	Okay.

I know—I think A.J. mentioned this in his opening list of questions, but I don’t know that you actually addressed the subject of Medicaid. Could you give us any kind of color on where you see things shaking out on Medicaid reimbursement looking ahead? I know it’s baked into your guidance, but just any particular—any color on any particular states would be helpful.

Paul Diaz:	Yes. Sorry. I neglected to do that. So again, Rich has talked about this before. You know, we maintain a pretty conservative posture around Medicaid, and we have I think a pretty good distribution if you think about our states, in terms of the 40 states that we are in, and the big presence that we have in Massachusetts, North Carolina, Indiana, so some of the headline states are clearly not as problematic.

I think that we’re certainly seeing a lot of rhetoric and a lot of discussions in state capitals today, and there’s certainly risk around that. But, we’re at this point still comfortable with our 1% net Medicaid across all 40 of those states.

And I would point—one data point in the context of the RehabCare deal. You know, we’ll be bringing that Medicaid exposure to around 19% as we grow

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

our commercial business in particularly. So, we’ll—we will be doing a lot more commercial revenue than Medicaid. So again as compared to some of the standalone skilled nursing facility operators, I just don’t think the Medicaid issue is as material to us in terms of growing earnings from ’10 to ’11 and ’11 to ’12.

Frank Morgan:	Okay. I’ll ask Rich one and hop off, or actually two questions for Rich. Leverage targets over the next two years. Where do you think you ultimately end up after you’ve—you get this integrated? And as we look two years out, where do you see leverage? And then finally, is there any reason to expect any change in the normal seasonal pattern for Kindred as a standalone company at least through the time of this closing for RehabCare?

Thanks.

Rich Lechleiter:	Yes. Hi, Frank, good morning. Really on the leverage I think what we’ve been talking about with investors, when we ended our fiscal year ’10 and went into the announcement of the deal we were on an adjusted basis 4.4 times and that assumes a multiple (unintelligible) of 6. And we would, you know, at the leverage point at the time of transaction it was around 4.7 roughly assume the June 30 close. So that’s kind of where we go, where we staked it.

And I think that the discussion we’ve had with lenders and investors is to levering back down fairly quickly back down to the 4.4, 4.5 range from the point at which we start and that should happen pretty rapidly on both the debt pay down front, and as Paul indicated, on the growth and EBITDAR front. We think about leveraging both of those components.

You know, on a longer-term basis I mean we’re comfortable running this combined enterprise at 4.3, 4.4 times. I mean I don’t have any discomfort over that nor does the board or Paul or Ben.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

So I think Paul’s right. I think we need to balance growth opportunities we see in the cluster markets with our ability obviously to pay down a substantial amount of debt.

Most of this debt that we have when we consummate the deal will be prepayable. So I think we’ll take a pretty conservative and balanced approach around that.

You know, and I think this quarter is very demonstrative of our ability to generate some pretty significant operating cash flows. And if you look at either the GAAP operating cash flows compared to last year or the free cash flow, the non-GAAP free cash flow, that we display in the release, I think both of those are very impressive. We’re off to a great start there.

With respect to seasonality of earnings, we’ll continue to have that. I mean we’re combining two companies that both have a strong presence in the LTAC business. That is the primary seasonal driver as you think about Kindred standalone or Kindred RehabCare combined.

The really good news here is that we’ll have a much broader base over which to lever some of our ability I think to better control costs during a down, what I’ll call a down volume period. So I’m very optimistic when we get to a Q3 for example, our ability to manage within those expectations and in fact grow earnings year-over-year in the confluence of the larger company will matter extensively to us and to shareholders.

Frank Morgan:	Thank you.

Paul Diaz:	Thanks, Frank.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Operator:	And once again it is star 1 on your touchtone telephone to ask a question. We’ll go next to Eugene Goldenberg with BB&T Capital Markets.

Eugene Goldenberg:	Hi, good morning, guys. Solid quarter so congratulations on keeping your eyes on the ball.

Was there anything surprising in the quarter that you can point to that came out better than expected or was it mostly an all-around out-performance?

Paul Diaz:	I think it was an all-around out-performance. As Rich said, you know, it was great to be able to continue to pursue our cluster market development activities and continue to focus on the core.

We announced a home health acquisition in the quarter and still paid down $15 million of debt, you know, and so that’s what we hope to continue to do.

I would probably say—and Ben, Rich—you know, that the surprise to the upside was probably more in the rehab business than anywhere. I mean they, you know, Chris and the team have just done a really good job and a lot of things came together in that contract rehab business.

And again one of the things we’re excited about, you know, partnering up with Pat Henry and her team is, you know, that she and Chris and Gail on our side; it’s going to be a really good team in order to drive further growth.

And again for us as opposed to our facility business, a drop-through on EPS on that organic contract growth in the IRF business and in the skilled nursing contract rehab business, we continue to see as one of the forward-looking synergies of this combined enterprise.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Eugene Goldenberg:	Actually, Paul, since you already touched on this on the rehab side of the business, the nice increase that you saw sequentially, do you envision the rehab markets continuing to improve over the course of 2011 and perhaps, you know, reaching your previous historic levels prior to the implementation of the concurrent therapy provision?

Paul Diaz:	You know, it’s a little early to say. I would say probably not, you know, that there are opportunities there but I think whether it’s a group therapy policy or, as Ben mentioned, you know, the precious therapists that again both companies are pretty successful on, you know, 13% turnover rates and good retention.

But I think the environment for hiring and keeping and training the best therapists in the country, we will be the biggest rehab operator, you know, in the United States. And I think that will be a bigger challenge going into next year.

But the drop-through on the margins that you’re seeing in our contract rehab business and a longer-term continued organic growth I think will well make up for, you know, the continued margin pressure on that business at wage rates or policy changes around group therapy.

Eugene Goldenberg:	Thanks for that color, Paul. I actually have two more questions I’d like to sneak in there.

On your continued success in reducing the length of stay which has been a testament to your value proposition, I mean you guys I think are down two days year-over-year, what pressure do you foresee that putting on your admissions volume, to kind of keep pace as you discharge patients quicker?

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Paul Diaz:	Let me start and Ben can add some more color. I mean, look, I think the challenge for us is that a lot of our admissions costs in the first admission is front-loaded. You know, when you think about the ambulance costs, when you think about the physician, labs, you know, drug spend, medical supplies, the time of charting and case management, you know, a lot of our costs are front-loaded.

And as we, you know, increase the rehab intensity of the experience those costs, while high, are not as high as some of those other costs I just mentioned. So there is leverage on a higher payer source but at the same time that cost (unintelligible).

I think the exciting part of our continue the care strategy is when we can turn that admission into two or three along a continuum of post-acute stay where an LTAC patient who needs more care can transition to a skilled nursing facility in one of our skilled nursing facilities or hospital-based sub-acute units and where 50% of those patients are going home with home care and we can continue that care; well, we can do that, manage those three settings at a lower cost, as we, you know, create interoperability between those different sites of service.

And I think that’s the long-term value proposition that we see. To continue the care for patients who are now often visiting two or three different post-acute settings as we are more rapidly moving people out of short-term acute care hospitals and even dropping length of stay in our LTACs, IRFs and sub-acute skilled nursing environments; those patients albeit moving out of those settings more quickly, are getting continued care in lower cost settings.

And that’s really the key opportunity we have strategically and then I think the RehabCare deal just accelerates that opportunity for us in our cluster markets and adding, again, the inpatient rehab facility piece.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Eugene Goldenberg:	Gotcha, gotcha. And then this may be a little premature to talk about guidance for the combined entity but I was just trying to kind of narrow down the timeframe that you guys are thinking of potentially doing this. Do you think this is more of a Q3 event or Q4 event? I guess this is more of a question for Rich here.

Rich Lechleiter:	Well, Paul looks like he wants to answer but I’ll go first. Good morning.

You know, I think as we talk with many folks we’d like to get back to providing the guidance we were before the announcement which essentially was the quarter in front of us and the range around the full fiscal year. I think that’s been helpful for the company, I think it’s been helpful to investors and I would think and Paul and I have been talking about this with the board, I think we’d ultimately like to return to that.

Exactly when we do that I don’t know yet, I don’t know yet, but it’ll be sooner rather than later in my view.

Paul Diaz:	I would just say that I think we ought to close the deal first but I think Rich states the goal. We’d like to get back out giving guidance but we need to close and then, you know, we’re certainly hopeful to do that sooner rather than later.

And I guess my only substantive comment is that we want to continue to caution investors about Q3 and that that, you know, always remains a challenging quarter for us and RehabCare and so, you know, we’re really pleased about the operating results but we remain humble to the challenges before us.

Eugene Goldenberg:	Great. Thanks for taking my questions, guys.

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

Rich Lechleiter:	Thank you, Eugene.

Operator:	And it appears there are no further questions at this time.

Paul Diaz:	Great. Thank you all for your participation today. We know there’s a lot of demands on your time. Again I wanted to just thank the team for a tremendous effort here in staying focused on our core operations even in the context of all the integration activity. And thank you all for your support and we will continue to deliver on our promise to you, our shareholders and our patients and teammates here hopefully as the year unfolds.

Thanks again.

Operator:	That does conclude today’s conference. Thank you for your participation.

END

Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed

Q1 2011 EARNINGS CONF. CALL — KND

Moderator: Paul Diaz

04-26-11/10:00 am ET

Confirmation# 102603

with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.